UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2004            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

MD&A and Interim Financial Statements (Unaudited) for the period ended September 30, 2004

2.

Certification of CEO

3.

Certification of CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: December 1, 2004	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

ESPERANZA SILVER CORPORATION

Nine-Month-Period Ended September 30, 2004 (unaudited)

Esperanza Silver Corporation

Unaudited Interim Consolidated Financial Statements

September 30, 2004

The accompanying unaudited interim financial statements of Esperanza Silver Corporation for the nine months ended September 30, 2004 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These statements have not been reviewed by the Company’s external auditors.

ESPERANZA SILVER CORPORATION

Management Discussion and Analysis

For the Nine-Month-Period ended September 30, 2004

This discussion and analysis of financial position and results of operations is prepared as at November 19, 2004 and should be read in conjunction with the interim consolidated financial statements for the nine-month-period ended September 30, 2004 with the related notes thereto.  Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements but do not contain all disclosure required under generally accepted accounting principles for annual financial statements.  Accordingly, readers may want to refer to the 2003 annual audited consolidated financial statements and accompanying notes.  All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.  This discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Description of Business

The Company is an exploration company dedicated to the identification, acquisition and exploration of silver projects.  The Company’s strategy is to advance its projects through prospecting and initial drilling stages and to seek new partners through joint-ventures or other associations to fund continued project development.  By following this strategy, Esperanza plans on holding a large portfolio of silver prospects, which will allow it to maximize exploration activities while minimizing its funding requirements and risk.

Atocha Project, Bolivia

During the first nine months of 2004, the Company incurred a further $432,360 in expenditures on this project for direct exploration costs, acquisition of new contiguous concessions, as well as property taxes.  In March, 2004, the Company announced the acquisition of an additional 4,925 hectares adjacent to its Atocha Property.  The concessions were acquired directly and have no further obligations other than annual tax assessments, which are minimal.

During June, 2004, the Company completed the acquisition of the 850 hectare Los Mangales concession, one of the ten contiguous concessions comprising the Atocha group, by making a final payment of US$68,000 to the property owner.  The Company now directly controls 12,175 hectares of which only 850 hectares (the aforementioned Los Mangales concession) is subject to a 1.5% net smelter return royalty.

During May, 2004, drilling began at Atocha.  A total of 1,757 meters of diamond core drilling in ten holes was completed by September 30, 2004.  Drilling was completed in two prospect areas, Carmen and Condor Iquina, separated by 1.5 kilometers.  More detailed drill results can be found on the Company’s website at www.esperanzasilver.com.  The Company also conducted additional surface sampling and underground sampling and trenching in other areas within its concession block.

La Esperanza Project, Mexico

During the first nine months of 2004, the Company incurred exploration and acquisition expenditures of $179,727 on the Esperanza project, conducting surface exploration including sampling, trenching and mapping with a goal of defining drill targets.  The Company received all necessary exploration and drilling permits and anticipates starting drilling in the fourth quarter of 2004.  Results of the sampling can be found on SEDAR at www.sedar.com or the Company’s website at www.esperanzasilver.com.  The Company is required to complete an aggregate of US$225,000 of exploration expenditures by May 7, 2005 of which US$120,000 has been completed by September 30, 2004.

Other Exploration

The Company has conducted numerous mineral property investigations in its continuing search for new projects.  On December 15, 2003 the Company acquired the Flor de Loto project in Peru consisting of 1,000 hectares covering high-grade silver veins which surround a 250 meter by 60 meter area of silver-bearing hydrothermal breccia.  The Company paid US$5,000 on signing the option agreement and will have to make additional payments as described in note 4 of the interim consolidated financial statements.

On May 5th, 2004, the Company acquired the Estrella project located in Peru, consisting of 400 hectares covering known outcrops of silver and copper bearing sandstones.  The Company paid US$7,000 on signing of the option agreement and will have to make additional payments as described in Note 4 of the interim consolidated financial statements.  Esperanza has been granted an additional 1,200 hectares of unclaimed land surrounding the new concessions.

Liquidity and Capital Resources

The Company started 2004 with working capital of about $1.0 million and working capital as at September 30, 2004 was approximately $314,000.  Exploration and administrative expenditures have been partially funded by cash generated by the exercise of share purchase warrants in the amount of $327,450.  Normal operating and exploration related cash outlays are expected to total approximately $615,000 for 2004.  Additional equity funding will be required to satisfy cash requirements for 2004.  The Company is currently arranging a non-brokered private placement for gross proceeds of up to $1.5 million.

Selected Annual Financial Information
	December 31,	December 31,	December 31,
	2003	2002	2001
Operating Expenses	$ 836,842	$ 211,749	$ 70,248
Net Loss	836,842	211,749	70,248
Loss per Share - Basic and Diluted	0.05	0.01	-
Total Assets	7,372,877	457,264	659,526
Long Term Liabilities	-	-	-

Cash Flows From (Used In):
	2003	2002	2001
Operating	$ (648,015)	$ (213,005)	$ (71,298)
Investing	(148,147)	-	-
Financing	1,463,617	-	615,000
Net Increase (Decrease)	$ 667,455	$ (213,005)	$ 543,702

Quarterly Information

	2003	2004	2004	2004
Quarter Ended	Dec. 31	Mar. 31	Jun. 30	Sept. 30
Operating Expenditures	$ 306,548	$ 143,045	$ 171,037	$ 354,957
Loss for the period	306,626	133,823	166,795	348,737
Loss per Share (Basic and Diluted)	0.02	0.01	0.01	0.02

	2002	2003	2003	2003
Quarter Ended	Dec. 31	Mar. 31	Jun. 30	Sept. 30
Operating Expenditures	$ 146,069	$ 127,078	$ 186,816	$ 216,400
Loss for the period	146,049	127,078	186,816	216,400
Loss per Share (Basic and Diluted)	0.01	0.01	0.01	0.01

Results of Operations

During the three-month-period ended September 30, 2004, the Company earned royalty revenue of $6,220 from a part of its Atocha property, which was leased to a local contractor.  The acquisition of the Atocha property occurred at the end of 2003 and consequently there was no royalty revenue for the comparable prior period.  Accounting and legal costs were lower for the current quarter than for the prior comparable period due to lower legal costs partially offset by higher accounting costs for the Bolivian subsidiary.  The Bolivian subsidiary was only acquired in the fourth quarter of 2003 and accordingly, there were no accounting costs for this subsidiary in the third quarter of 2003.  Investor relations costs were higher for the third quarter of 2004 than for the comparable prior period because senior management attended investor conferences whereas in the third quarter of 2003 no investor relations activity occurred.

The Company incurred lower expenditures for transfer agent and filing fees in the three-months ended September 30, 2004 than in the prior comparative period because in 2003 Esperanza was re-establishing its listing on the Canadian Venture Exchange.  Office and sundry expenditures also increased significantly for current quarter compared to 2003 as the result of taking on a higher level of activity.  During the third quarter of 2004, the Company recorded stock-based compensation of $203,469 using the Black-Scholes option pricing model, as a result of granting 400,000 stock options at an exercise price of $0.53 per share and as a result of the vesting of 180,001 previously-granted stock options (refer to Note 5(f) of the interim consolidated financial statements for more details).

The Company spent less on property examination costs in the current period compared to 2003 but this was more than offset by capitalized exploration expenditures on the Atocha and La Esperanza projects. The Company’s property examination expenditures for the three-month and nine-month periods ended September 30, 2004 are as follows:

Property Examination Costs	Three-Month-Period ended	Nine-Month-Period ended
	Sept 30, 2004	Sept 30, 2004

Assay	$ -	$ 1,104
Geologist & field costs	4,492	26,719
Legal	2,511	9,317
Property exams and maintenance	-	3,437
Office and travel	-	3,233
Total	$ 7,003	$ 43,810

Transactions with Related Parties

The Company entered into a Services Agreement dated March 1, 2000 with Quest Management Corp. (“Quest”), a company related by virtue of a director in common.  Under this agreement, the Company paid a fee of $3,500 per month plus expenses for office space, supplies, and accounting services.  During the nine-month-period ended September 30, 2004, a total of $10,500 (2003 - $36,500) was charged by Quest.  The Company also has a consulting agreement with its President for US$7,625 per month plus health insurance benefits.  During the nine-month-period ended September 30, 2004, the President was paid $105,805 (2003 - $112,741) in consulting fees and health benefits.  As at September 30, 2004, the President had been advanced $10,675 (2003 - $4,439) for travel expenses.

Effective April 1, 2004 the Company revised its services agreement with Quest Management Corp.  Quest will provide office space on a monthly rental but Esperanza will pay directly for its supplies and will pay consultants directly for accounting and other administrative services. During the nine-month-period ended September 30, 2004, a total of $6,000 (2003 - $Nil) was charged by Quest for rent.

Change in Accounting Policy

Effective January 1, 2004, the Company adopted the new CICA Handbook Section 3110 for asset retirement obligations.  As at September 30, 2004, the Company estimated the present value of costs relating to future site restoration and abandonment to be nil.  Accordingly, the Company has not recorded any asset retirement obligation.  All properties are in still in the exploration stage.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

The Company is operating in countries that currently have stable political environments, but there is always a risk that this could change.  The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place.  The Company does not have any employees.  All work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at November 19, 2004, there were 22,728,065 common shares issued and outstanding.  There were also 1,630,000 stock options outstanding to directors and consultants with exercise prices ranging between $0.25 and $0.75 per share.  Of the options outstanding, 1,360,002 have vested.  There are also 6,514,200 warrants outstanding which expire between August 18, 2005 and December 23, 2005 with exercise prices ranging between $0.40 and $1.50 per share.  Refer to Note 5 of the interim consolidated financial statements for more details on these outstanding securities.

ESPERANZA SILVER CORPORATION

Interim Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	As at September 30, 2004	As at December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$290,990	$1,107,812
GST, IVA and other receivables	55,544	35,638
Prepaid expenses	28,513	20,833
	375,047	1,164,283

Equipment (Note 3)	6,999	-
Mineral properties (Note 4)	6,837,835	6,208,594

	$7,219,881	$7,372,877

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$60,826	$72,145
Taxes payable	422	23,663
	61,248	95,808

Shareholders’ equity
Share capital (Note 5)	6,620,882	6,293,432
Contributed surplus (Note 5(b))	2,407,629	2,204,160
Deficit	(1,869,878)	(1,220,523)
	7,158,633	7,277,069
	$7,219,881	$7,372,877

Basis of Presentation (Note 1)

Subsequent Event (Note 7)

See accompanying notes to the interim consolidated financial statements.

Approved by the Board of Directors:

Signed: “Brian E. Bayley”

Director

Signed: “William Pincus”

Director

ESPERANZA SILVER CORPORATION

Interim Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three-month-period ended September 30,		Nine-month-period ended September 30,
	2004	2003	2004	2003

Royalty revenue	$ (6,220)	$ -	$ (19,684)	$ -

Operating Expenses:
Accounting and legal	13,885	16,698	77,650	42,915
Bank charges and interest expense	1,174	868	3,566	1,775
Consulting fees	32,782	31,199	105,805	112,742
Depreciation and amortization	368	-	756	-
Foreign exchange	29,454	4,065	6,512	9,853
Investor relations	12,669	-	57,461	-
Office facilities and administrative services	25,325	15,500	51,752	36,500
Office and sundry	10,436	8,572	31,464	16,213
Property examination costs	7,003	51,474	43,810	171,578
Shareholder communications	2,390	20,717	37,983	43,441
Stock-based compensation (Note 5)	203,469	26,860	203,469	26,860
Transfer agent and regulatory fees	11,443	26,364	35,219	55,021
Travel	4,865	14,873	16,039	17,143
Less: interest income	(306)	(790)	(2,447)	(3,747)
	354,957	216,400	669,039	530,294

Loss for the period	(348,737)	(216,400)	(649,355)	(530,294)

Deficit, beginning of period	(1,521,141)	(697,575)	(1,220,523)	(383,681)

Deficit, end of period	$ (1,869,878)	$ (913,975)	$ (1,869,878)	$ (913,975)

Basic and diluted loss per share	$ (0.02)	$ (0.01)	$ (0.03)	$ (0.04)

Weighted average number of shares outstanding	22,683,239	15,608,802	22,492,229	14,933,305

See accompanying notes to the interim consolidated financial statements.

ESPERANZA SILVER CORPORATION

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three-month-period ended September 30,		Nine-month-period ended September 30,
	2004	2003	2004	2003
Cash provided by (used for):

Operating activities:
Loss for the period	$ (348,737)	$ (216,400)	$ (649,355)	$ (530,294)
Depreciation and amortization	368	-	756	-
Stock-based compensation	203,469	26,860	203,469	26,860
Changes in non-cash working capital balances:
GST and other receivables	8,310	(14,052)	(19,906)	(23,777)
Prepaid expenses	(2,892)	-	(7,680)	-
Accounts payable and accrued liabilities	(30,377)	(6,262)	(34,560)	23,161
Net cash used for operations	(169,859)	(209,854)	(507,276)	(504,050)

Investing activities:
Purchase of capital assets	-	-	(7,755)	-
Mineral property costs	(167,537)	(26,826)	(629,241)	(50,480)

	(167,537)	(26,826)	(636,996)	(50,480)

Financing activities:
Shares issued for cash	45,450	533,140	327,450	533,140

Increase (decrease) in cash	(291,946)	296,460	(816,822)	(21,390)

Cash, beginning of period	582,936	122,507	1,107,812	440,357

Cash, end of period	$ 290,990	$ 418,967	$ 290,990	$ 418,967

1.

Basis of Presentation:

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, the accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  Operating results for the nine-month-period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.  These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the annual audited consolidated financial statements of the Company for the years ended December 31, 2003 and 2002, except for the item described in note 2.  Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s 2003 annual audited consolidated financial statements and notes thereto.

2.

New accounting policy:

Asset retirement obligations

Effective January 1, 2004 the Company has adopted the new CICA Handbook Section 3110, for asset retirement obligations.  As at September 30, 2004, the Company estimates the present value of costs relating to future site restoration and abandonment to be $Nil.  The Company has made no provision for site restoration costs or potential environmental liabilities as all properties are still in the exploration stage.  Factors such as further exploration and development and changes in government regulations may materially change this cost estimate.

3.

Equipment:

			September 30, 2004 (unaudited)	December 31, 2003
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value

Equipment	$ 7,755	$ 756	$ 6,999	$ -

During the nine-month-period ended September 30, 2004, the Company purchased office equipment in the amount of $7,755.

DRAFT - December 3, 2004

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4.

Mineral properties:

At September 30, 2004 the mineral property costs for the Company’s projects consisted of:

	Mexico	Bolivia	Peru	Total
Acquisition costs and option payments	$ 95,626	$ 6,239,351	$ 16,823	$ 6,351,800
Assays	6,986	21,086	-	28,072
Drilling	-	118,669	-	118,669
Field costs	8,948	12,498	1,188	22,634
Geological studies	85,047	97,725	-	182,772
Mapping and surveying	17,550	33,636	-	51,186
Travel, food and accommodation	23,916	13,693	265	37,874
Property taxes, licenses and permits	17,985	21,374	5,472	44,831
	$ 256,058	$ 6,558,032	$ 23,748	$ 6,837,838

At December 31, 2003, the mineral property costs for the Company’s projects consisted of:

	Mexico	Bolivia	Peru	Total
Acquisition costs and option payments	$ 28,185	$ 6,125,672	$ 6,591	$ 6,160,448
Assays	2,336	-	-	2,336
Field costs	517	-	-	517
Geological studies	30,853	-	-	30,853
Mapping and surveying	8,540	-	-	8,540
Travel, food and accommodation	4,205	-	-	4,205
Property taxes, licenses and permits	1,695	-	-	1,695
	$ 76,331	$ 6,125,672	$ 6,591	$ 6,208,594

a) Esperanza Property

The Company entered into an option agreement with Recurso Cruz del Sur, S.A. de C.V. (“Recursos”) dated  May 7, 2003 whereby it obtained the option to acquire 100% interest, subject to a 3%  net smelter royalty, in the Esperanza silver/gold project in Moulas State, Mexico, and the issuance of 170,000 shares of the Company.  The schedule for payments and the issuance of shares is as follows:

Date Due	Cash Payment	Shares to be Issued	Status

On signing of agreement	US $15,000	25,000	paid / issued
On May 7, 2004	US $15,000	25,000	paid / issued
On May 7, 2005	US $25,000	40,000
On May 7, 2006	US $25,000	40,000
On May 7, 2007	US $25,000	40,000
On May 7, 2008	US $1,895,000	-
	US $2,000,000	170,000

The Company received all necessary drilling permits from the Mexican government in order to complete the recommended drill program. The Company is also required to spend an aggregate of US$225,000 on exploration by May 7, 2005.  As of September 30, 2004, the Company had spent US$120,000 towards this commitment.  On May 7, 2004, the Company made the second payment of US$15,000 to Recrusos and issued the second tranche of shares.

DRAFT - December 3, 2004

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4.

Mineral properties (continued):

b)

Atocha Property

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia, pursuant to the business combination with Compania Minera General Minerals (Bolivia) S.A.. The Company issued 4,000,000 shares and 4,000,000 share purchase warrants to General Minerals Corp. to complete the business combination.  The Company made payments of US$74,000 in 2004 to complete the acquisition of 850 hectare Los Mangales concession, title to which has now been transferred directly to the Company’s Bolivian subsidiary.  The vendor will also receive a 1.5% Net Smelter Return (“NSR”) royalty in the minerals produced from this property.  The Company, at its option, can purchase the royalty for US$202,000.

On March 24, 2004, the Company acquired an additional 4,925 hectares adjacent to its Atocha property in Bolivia.  The concessions were acquired directly and have no further obligations other than annual tax assessments which are minimal. Esperanza now controls a total of 12,175 hectares in the area.  From May to September of 2004, the Company completed a 1,700 meter diamond drill program on the property.

c)

Flor del Loto

The Flor del Loto project is located in Lima Department, Peru approximately 150 kilometres northeast of Lima.  The property consists of two concessions totaling 1000 hectares.  On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner.  Esperanza must make the following payments to maintain its option:

Date Due	Cash Payment	Status

On signing of agreement	US $5,000	paid
On December 15, 2004	US $10,000
On December 15, 2005	US $15,000
On December 15, 2006	US $25,000
On December 15, 2007	US $30,000
On December 15, 2008	US $500,000
US $585,000

In addition, the property owners will a 2.7% NSR.  Esperanza has no annual work or spending commitments and can abandon the property at any time without penalty.

d)

Estrella

On May 5, 2004 the Company acquired the Estrella project located in Peru.  It consists of 400 hectares covering known outcrops of silver and copper bearing sandstones.  The Company has acquired through staking, an additional 1,200 hectares of mineral concession which surrounds and is contiguous to the new concessions.  The Company acquired the core concession under an option to puchase agreement with a local prospector.  Under the terms of the agreement Esperanza must make the following payments to maintain its option:

DRAFT - December 3, 2004

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4.

Mineral properties (continued):

Date Due	Cash Payment	Status

On signing of agreement	US $7,000	paid
On May 5, 2005	US $10,000
On May 5, 2006	US $15,000
On May 5, 2007	US $25,000
On May 5, 2008	US $40,000
On May 5, 2009 (final purchase)	US $500,000
US $597,000

The Company will also pay a 1.7% NSR on all production.  There are no minimum work commitments.

5.

Share capital:

a)

Authorized:

100,000,000 common shares without par value.

b)

Issued and outstanding:

	Number of Shares	Stated Value	Contributed Surplus
Balance, December 31, 2003	21,900,065	$ 6,293,432	$ 2,204,160

Shares issued pursuant to exercise of warrants	803,000	321,200
Shares issued for mineral property option	25,000	6,250
Stock-based compensation (Note 5 (f))			203,469

Balance, September 30, 2004	22,728,065	$ 6,620,882	$ 2,407,629

c)

Stock Options:

As at September 30, 2004 the following options were outstanding:

	Number Outstanding	Exercise Price	Number Vested	Expiry Date
Options granted August 18, 2003	1,000,000	$ 0.25	860,000	8/18/2008
Options granted September 1, 2003	150,000	$ 0.75	100,002	9/1/2008
Options granted May 6, 2004	80,000	$ 0.58	Nil	5/6/2009
Options granted September 9, 2004	400,000	$ 0.53	400,000	9/9/2009
	1,630,000		1,360,002

DRAFT - December 3, 2004

#

5.      Share capital (continued):

On May 7, 2004, the Company, pursuant to the Company’s stock option plan, granted stock options to an officer and a consultant of the Company enabling the holders to acquire up to 80,000 common shares at an exercise price of $0.58 per share for a period of five years.

On September 9, 2004, the Company, pursuant to the Company’s stock option plan, granted stock options to directors and consultants of the Company enabling the holders to acquire up to 400,000 common shares, at an exercise price of $0.53 per share for a period of five years.

d) Warrants:

As at September 30, 2004, the following warrants were outstanding:

Number Outstanding	Exercise Price		Expiry Date
1,337,000	$ 0.40	(i)	08/18/05
1,100,000	$ 1.25	(ii)	11/22/04
	$ 1.50		11/22/05
77,200	$ 1.25	(ii)	11/22/04
	$ 1.50		11/22/05
4,000,000	$ 1.05		12/23/05
6,514,200

(i) Each warrant entitles the holder to purchase one common share at a price of $0.40 until August 18, 2005. However, if the closing price exceeds $0.70 for 20 consecutive trading days after December 19, 2003, then the warrant must be exercised by the holder within 14 days of written notice thereof from the Company or they will terminate.

(ii) Each warrant entitles the holder to purchase a further share at a price of $1.25 until November 21, 2004 and at a price of $1.50 thereafter until November 22, 2005.  However, if the closing price for more than 20 consecutive trading days is greater than $1.75 on or before November 21, 2004 or greater than $2.00 until November 22, 2005, then the warrant must be exercised by the holder within 15 days of written notice thereof from the Company or they will terminate.

e)

Escrowed Shares:

As at September 30, 2004 there were 930,000 shares held in escrow.

5.      Share capital (continued):

(f)

Stock-based Compensation:

During the nine-month-period ended September 30, 2004:

a)

The Company granted 400,000 stock options (Note 5c);

b)

180,001 previously granted stock options vested,

resulting in stock-based compensation of $203,469, calculated using the Black-Scholes option pricing model.  These amounts were also included in contributed surplus on the balance sheet.  The weighted average fair value of the options granted and vested during the current period was $0.35 per share.

The following assumptions were used for the Black-Scholes valuation of options granted and vested during the current period:

Risk-free interest rate

3.82%

Expected life of options

        4-5 years

Annualized volatility

   94%

Dividend rate

     Nil

6.

Related party transactions:

The Company entered into a Services Agreement with Quest Management Corp. (“Quest”), a company related by virtue of a director in common, dated March 1, 2000.  Under this agreement, the Company paid Quest a fee of $3,500 per month plus expenses for office space, supplies and accounting services.  During the nine-month-period ended September 30, 2004, $10,500 (2003 - $36,500) was charged by Quest.  This Services Agreement was revised in April of 2004, such that Quest will provide only office space on a monthly rental.   During the nine-month-period ended September 30, 2004, $6,000 (2003 - $Nil) was charged by Quest

The Company has a consulting agreement with its President for US$7,625 per month plus health insurance benefits.  During the nine-month-period ended September 30, 2004, the President was paid $105,805 (2003 - $112,741) in consulting fees and health insurance benefits.  As at September 30, 2004, the President was advanced $10,675 for travel expenses.

7.

Subsequent Event:

The Company is arranging a non-brokered private placement financing for proceeds of up to $1.5-million by the issuance of 3.75 million units at $0.40 per unit. Each unit shall consist of one common share and one-half common share purchase warrant. Each warrant will entitle the holder thereof to acquire one additional share for a period of two years at a purchase price of $0.55 per share. If, after the expiry of all resale restrictions, the closing price of the shares on the TSX Venture Exchange is $0.75 or greater for a period of 20 consecutive trading days, the warrants must be exercised by the holder within 21 trading days of notice thereof from the Company or the warrants will terminate.  A finder's fee of 8 per cent will be payable in cash or shares to certain parties in consideration of their efforts in locating investors. The Company has received approval from the TSX Venture Exchange and is awaiting receipt of final documents.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, William Pincus, the President and Chief Executive Officer of Esperanza Silver Corporation. certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Esperanza Silver Corporation, (the issuer) for the interim period ending September 30, 2004;

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  November 26, 2004

Signed:  “William Pincus”

_____________________________

William Pincus

President & CEO

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, David L. Miles, Chief Financial Officer of Esperanza Silver Corporation certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Esperanza Silver Corporation, (the issuer) for the interim period ending September 30, 2004;

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  November 26, 2004

Signed:  “David L. Miles”

_____________________________

David L. Miles

Chief Financial Officer

DRAFT - December 3, 2004

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